UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENEL CHILE S.A.

(Name of Issuer)

Shares of Common Stock, No Par Value

American Depositary Shares Representing 50 Shares of Common Stock (the “ADSs”)

(Title of Class of Securities)

29278D105

(CUSIP Number)

Enel S.p.A. Viale Regina Margherita 137 00198 Rome Italy Attn: Fabio Bonomo Head of Corporate Affairs Tel: +39 06 8305 2081 Fax: +39 06 8305 2129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 29278D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,907,055,101 shares of Common Stock (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 44,907,055,101 shares of Common Stock (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,907,055,101 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.93% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Statement on Schedule 13D, which was originally filed jointly by Enel S.p.A, an Italian societá per azioni (“Enel” or the “Reporting Person”), Enel Latinoamérica, S.A. (“ELA”), a Spanish socieded anónima, formerly named Endesa Latinoamérica, S.A., and Enel Iberoamérica, S.R.L. (“EIA”), a Spanish socieded de responsabilidad limitada, formerly named Enel Energy Europe, S.R.L., with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2016, as amended or supplemented on September 1, 2017, March 27, 2018, December 9, 2019 and March 19, 2020 (together with this Amendment, the “Schedule 13D”), with respect to the shares of Common Stock, no par value (the “Common Stock”), of Enel Chile S.A., a Chilean sociedad anónima formerly known as Enersis Chile S.A. (“Enel Chile,” “Enersis Chile” or the “Issuer”), and American Depositary Shares (“ADSs”) of Enel Chile, each representing 50 shares of Common Stock of Enel Chile, as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

On October 23, 2014, as part of Enel’s previously announced plan to reorganize its activities in Iberia and Latin America described below, Enel, through its wholly-owned subsidiary EIA, purchased 29,762,213,531 shares of Enersis S.A., a Chilean sociedad anónima, held directly and indirectly by Endesa S.A. (“Endesa”), a Spanish sociedad anónima (the “Acquisition”). The Acquisition was made pursuant to a Stock Acquisition Agreement (the “Agreement”) between EIA and Endesa. The aggregate purchase price was €8.25 billion, based on an approximate implied value per share of Enersis S.A. Common Stock of 215 Chilean pesos. The Acquisition was approved by the Board of Directors of Endesa on September 17, 2014 and the shareholders of Endesa on October 21, 2014.

Prior to the Acquisition, Enel and EIA held an indirect ownership interest in Enersis S.A. through EIA’s ownership interest in Endesa. In July 2014, Enel announced a plan to reorganize the Enel Group’s activities in Iberia and Latin America by grouping its Latin American operation under EIA and focusing Endesa’s businesses on the Iberian market. The reorganization was implemented by means of the Acquisition and an extraordinary cash dividend that was paid on October 29, 2014.

On April 22, 2015 Enel requested that the Board of Directors of Enersis S.A. consider and analyze a potential corporate reorganization process involving Enersis S.A. and its subsidiaries Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) that would separate their businesses and assets in Chile from those in Argentina, Brazil, Colombia and Peru so that the Chilean businesses and the non-Chilean businesses may be grouped by geographic area (the “First Reorganization”).

The respective Boards of Directors of Enersis S.A., Endesa Chile and Chilectra determined in November 2015 that the First Reorganization would be in the best interests of their respective companies and the Boards of Enersis S.A., Endesa Chile and Chilectra subsequently determined that the First Reorganization would involve, inter alia, each of Endesa Chile and Chilectra separating its Chilean and non-Chilean businesses by means of a “división” or “demerger” under Chilean law and spinning off Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Americas”), respectively, followed by Enersis S.A. (in turn being renamed Enersis Américas S.A.) separating its Chilean and non-Chilean businesses, including the shares of the demerged entities of Endesa Chile and Chilectra, also by means of a “división” or “demerger” under Chilean law and spinning off Enersis Chile (collectively, the “Spin-Offs”).

On December 18, 2015 the shareholders of Enersis S.A., Endesa Chile and Chilectra approved the First Reorganization. As a result of the effectiveness of the Spin-Offs, on March, 1, 2016 Enersis Chile (subsequently renamed Enel Chile) was created, holding, as a consequence of the same Spin-Offs, the Chilean business represented by approximately 60% of Endesa Chile’s (subsequently renamed Enel Generaciòn Chile) share capital and approximately 99% of Chilectra’s (subsequently renamed Enel Distribuciòn Chile) share capital. As a result of the Spin-Offs, EIA and ELA became the direct beneficial owners of 20.3% and 40.32% of Enel Chile Common Stock respectively, and Enel thus became the indirect beneficial owner of 60.62% of Enel Chile Common Stock.

During 2016, ELA, a wholly-owned subsidiary of EIA, was merged into EIA. In 2017, a cross-border demerger of EIA was implemented, pursuant to which EIA spun off, among other things, its interest in Enel Chile to a new Italian company, Enel South America S.r.l. (“ESA”). During 2017, ESA merged into Enel, which resulted in Enel directly holding 60.62% of Enel Chile Common Stock.

On August 25, 2017, Enel Chile announced that its Board of Directors had analyzed a letter from Enel dated August 25, 2017 (the “Enel Letter”). The Enel Letter responded to a letter from Enel Chile dated July 3, 2017, which proposed a potential corporate reorganization process involving Enel Chile, Enel Generación Chile and Enel Green Power Latin America Limitada (“EGPL”), a company indirectly wholly-owned by Enel holding non-conventional renewable energy generation assets in Chile (the “Second Reorganization”). The proposed Second Reorganization involved the following two steps, each of which was conditional on the implementation of the other:

i.	the acquisition of EGPL by Enel Chile through a merger;

ii.	the completion of a public tender offer by Enel Chile for all of the outstanding shares of common stock and ADSs of Enel Generación Chile not already owned by Enel Chile for consideration consisting of a combination of cash and Enel Chile Common Stock, subject to the conditions that (x) more than 75% of the outstanding shares of Enel Generación Chile would be held by Enel Chile after the completion of the tender offer and (y) an amendment to Enel Generación Chile’s bylaws would be approved, resulting in Enel Generación Chile ceasing to be bound by Title XII of Decree No. 3,500 of 1980, and the limitations to stock ownership and other restrictions would be eliminated from Enel Generación Chile’s bylaws. Delivery of the stock component of the tender offer consideration would have required a capital increase by Enel Chile.

In the Enel Letter, the Reporting Person expressed a favorable view towards the proposed Second Reorganization, but requested the following additional conditions:

i.	the proposed Second Reorganization should be carried out under market conditions considering the growth perspectives of renewable energy in Chile;

ii.	the proposed Second Reorganization should increase the earnings per share of Enel Chile;

iii.	after the completion of the proposed Second Reorganization, Enel’s ownership interest in Enel Chile should be similar to its ownership interest at the time and Enel should at no time lose its controlling shareholder position and remain within the 65% maximum stock ownership limit set forth in Enel Chile’s bylaws; and

iv.	after the completion of the proposed Second Reorganization, Enel Generación Chile should no longer be subject to Title XII of Decree No. 3,500 of 1980 and the limits to stock ownership and other restrictions should be eliminated from its bylaws.

Following its review of the Enel Letter, the Board of Directors of Enel Chile, on the same August 25, 2017, resolved to initiate work, analysis and steps leading to the execution of the proposed Second Reorganization and communicated the details of the Second Reorganization and the Enel Letter to the Board of Directors of Enel Generación Chile. On August 28, 2017, the Board of Directors of Enel Generación Chile unanimously resolved to initiate all work and steps leading to an analysis of the proposed Second Reorganization applicable to Enel Generación Chile.

Having completed all the necessary analyses, on November 14, 2017 the Boards of Directors of both Enel Chile and Enel Generación Chile expressed their unanimous consent to the Second Reorganization and resolved to submit the Second Reorganization to the approval of their respective Shareholders’ Meetings.

On December 20, 2017 the Shareholders’ Meetings of Enel Chile and Enel Generación Chile approved the Second Reorganization, each within the scope of its respective responsibilities.

On March 25, 2018, Enel Chile published in Chile a definitive notice of results of its tender offers for all of the outstanding shares of common stock of Enel Generación Chile, including in the form of ADSs, that were not owned by Enel Chile and its affiliates. The tender offers were accepted by holders of shares equal to approximately 33.6% of the share capital of Enel Generación Chile, thereby enabling Enel Chile to increase its interest in Enel Generación Chile to 93.55% of its share capital. On the same day Enel Chile announced that all of the conditions to the Second Reorganization have been satisfied.

As a result of the merger of EGPL into Enel Chile, which became effective on April 2, 2018, Enel’s beneficial ownership of Enel Chile Common Stock increased from 60.62% to approximately 61.9%.

On December 5, 2019, Enel entered into two Share Swap Transactions (the “Swap Transactions”) with a financial institution in order to increase its percentage ownership of Enel Chile. Pursuant to the Swap Transactions, Enel may acquire up to 1,763,747,209 shares of Enel Chile Common Stock and up to 6,224,990 of Enel Chile ADSs. The amount payable for any shares of Enel Chile Common Stock acquired will be based on the prices at which such financial institution establishes its hedge with respect to the corresponding Swap Transaction, and the amount payable for any Enel Chile ADSs acquired will be based on the volume-weighted average prices of Enel Chile ADSs during the period in which such financial institution establishes its hedge with respect to the corresponding Swap Transaction. Enel’s payment obligations under the Swap Transactions will be funded through internal cash flow generation and existing debt capacity. The Swap Transactions are in line with Enel’s strategic plan previously announced to the markets, which remains focused on the buy-out of minority interests in South America. For additional information regarding the Swap Transactions, see Item 6 below.

On March 13, 2020, the financial institution completed establishing its hedge with respect to the Swap Transaction related to Enel Chile ADSs. As a result, the Swap Transaction related to Enel Chile ADSs will terminate and settle on or about May 13, 2020, pursuant to which Enel will acquire 6,224,990 Enel Chile ADSs from the financial institution. The amount payable for the Enel Chile ADSs that Enel will acquire will be approximately US$4.59 per ADS. Enel is considered to have beneficial ownership of the Enel Chile ADSs related to such Swap Transaction and, accordingly, the shares of Enel Chile’s Common Stock underlying such ADSs are reflected in the amounts shown on the cover page and in Item 5 below.

On March 17, 2020, Enel and the financial institution: (a) amended the Swap Transaction related to Enel Chile Common Stock to decrease the number of shares of Enel Chile Common Stock that Enel may acquire pursuant to such Swap Transaction to up to 1,502,106,759 shares of Enel Chile Common Stock and (b) entered into an additional swap transaction (the “Second ADS Swap Transaction”) related to Enel Chile ADSs. Pursuant to the Second ADS Swap Transaction, Enel may acquire up to 5,232,809 of Enel Chile ADSs. The amount payable for any Enel Chile ADSs acquired will be based on the volume-weighted average prices of Enel Chile ADSs during the period in which such financial institution establishes its hedge with respect to the Second ADS Swap Transaction. Enel’s payment obligations under the Second ADS Swap Transaction will be funded through internal cash flow generation and existing debt capacity. The Second ADS Swap Transaction is in line with Enel’s strategic plan previously announced to the markets, which remains focused on the buy-out of minority interests in South America. For additional information regarding the Second ADS Swap Transaction, see Item 6 below.

On April 27, 2020, the financial institution completed establishing its hedge with respect to the Swap Transaction related to Enel Chile Common Stock. On May 5, 2020, Enel elected to settle the Swap Transaction related to Enel Chile Common Stock through an auctioneer auction (remate martillero) or an electronic auction on the Santiago Stock Exchange. The auction took place on May 8, 2020. As the highest bidder in the auction, Enel will receive 1,502,106,759 shares of Enel Chile Common Stock on or about May 13, 2020. The amount payable for the shares of Enel Chile Common Stock will be 63.10 Chilean pesos per share (approximately US$0.08 per share). The Swap Transaction related to Enel Chile Common Stock will terminate following settlement of the shares of Enel Chile Common Stock.

On May 4, 2020, the financial institution completed establishing its hedge with respect to the Second ADS Swap Transaction. As a result, the Second ADS Swap Transaction will terminate and settle on or about July 6, 2020, pursuant to which Enel will acquire 5,232,809 Enel Chile ADSs from the financial institution. The amount payable for the Enel Chile ADSs that Enel will acquire will be approximately US$3.61 per ADS. Enel is considered to have beneficial ownership of the Enel Chile ADSs related to the Second ADS Swap Transaction and, accordingly, the shares of Enel Chile’s Common Stock underlying such ADSs are reflected in the amounts shown on the cover page and in Item 5 below.

The Reporting Person, as majority shareholder of the Issuer, had and continues to have control over the Issuer, both prior to and after the Acquisition, the First Reorganization, the Second Reorganization, the Swap Transactions and the Second ADS Swap Transaction. The Reporting Person intends to review its investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D enumerated below. The Reporting Person specifically reserves the right to propose changes in the board of directors or management of the Issuer, to purchase or sell, or to cause its affiliates to purchase or sell, shares of Enel Chile Common Stock or ADSs, to engage in short selling or any hedging or similar transaction with respect to Enel Chile Common Stock or ADSs, or to change its intentions with respect to any and all matters referred to in this Item 4, although the Reporting Person does not have any present plans or proposals that would result in a change of control of the Issuer. Any action or actions the Reporting Person might undertake in respect of Enel Chile Common Stock and/or ADSs will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price level and liquidity of the shares of Enel Chile Common Stock and ADSs; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except to the extent set forth above, or in any other Item hereof, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the following matters set forth in Item 4 of Schedule 13D:

(a)	The acquisition or disposition by any person of additional securities of the Issuer;

(b)	An extraordinary corporate transaction involving the Issuer or any of its subsidiaries such as a merger, reorganization, or liquidation;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Paragraphs 5(a), 5(b) and 5(c) of Item 5 are hereby amended and restated in their entirety to read as follows:

(a)    As of May 8, 2020, Enel Chile had 69,166,557,220 shares of Common Stock outstanding. The Reporting Person beneficially owned 44,907,055,101 shares of Common Stock of Enel Chile, representing approximately 64.93 %of the total outstanding Common Stock of Enel Chile, as of such date.

(b)    The Reporting Person may be deemed to have sole voting and dispositive power with respect to an aggregate of 44,907,055,101 shares of Common Stock of Enel Chile that it directly owns. The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.

(c)    Except as described in this Amendment, there have been no transactions in shares of Common Stock of Enel Chile or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock of Enel Chile, by the Reporting Person, since the date that is 60 days prior to the date of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read in its entirety as follows:

On December 5, 2019, Enel entered into two Swap Transactions relating to up to 1,763,747,209 shares of Enel Chile Common Stock and up to 6,224,990 of Enel Chile ADSs, respectively. On March 17, 2020, Enel and the financial institution: (a) amended the Swap Transaction related to Enel Chile Common Stock to decrease the number of shares of Enel Chile Common Stock that Enel may acquire pursuant to such Swap Transaction to up to 1,502,106,759 shares of Enel Chile Common Stock and (b) entered into the Second ADS Swap Transaction. Pursuant to the Second ADS Swap Transaction, Enel may acquire up to 5,232,809 of Enel Chile ADSs.

The Swap Transactions and the Second ADS Swap Transaction give Enel the right to acquire up to such number of shares of Enel Chile Common Stock (subject to the cash settlement provisions described below) and Enel Chile ADSs, as applicable, from the financial institution that is counterparty thereto on dates that are expected to occur no later than the end of the fourth quarter of 2020. The number of shares of Enel Chile Common Stock, if any, and Enel Chile ADSs (in each case, the “Number of Shares”) actually acquired by Enel pursuant to the Swap Transactions and the Second ADS Swap Transaction, as applicable, will depend on such financial institution’s ability to establish its hedge positions with respect to the Swap Transactions and the Second ADS Swap Transaction, as applicable. The amount payable for any shares of Enel Chile Common

Stock acquired (the “Common Stock Equity Notional Amount”) will be based on the prices at which such financial institution establishes its hedge with respect to the Swap Transaction related to Enel Chile Common Stock, and the amount payable for any Enel Chile ADSs acquired (the “ADS Equity Notional Amount”) will be based on the volume-weighted average prices of Enel Chile ADSs during the period in which such financial institution establishes its hedge with respect to the Swap Transaction related to Enel Chile ADSs and the Second ADS Swap Transaction, as applicable.

Enel will settle the Swap Transaction relating to Enel Chile ADSs and the Second ADS Swap Transaction, as applicable, by paying the ADS Equity Notional Amount and receiving the Number of Shares from the financial institution. Enel has the right to settle the Swap Transaction relating to Enel Chile Common Stock either by paying the Common Stock Equity Notional Amount and receiving the Number of Shares from the financial institution or by receiving or paying, as the case may be, an amount in cash based on the difference between the Common Stock Equity Notional Amount and the aggregate price at which the financial institution disposes of its hedge with respect to such Swap Transaction (the “Final Equity Notional Amount”). If the Common Stock Equity Notional Amount exceeds the Final Equity Notional Amount, Enel will pay the difference to the financial institution, and if the Final Equity Notional Amount exceeds the Common Stock Equity Notional Amount, the financial institution will pay the difference to Enel. Even if Enel elects cash settlement of the Swap Transaction relating to Enel Chile Common Stock, it expects to acquire the Number of Shares from the financial institution or from third parties, in each case through one or more transactions on the Santiago Stock Exchange.

On March 13, 2020, the financial institution completed establishing its hedge with respect to the Swap Transaction related to Enel Chile ADSs. As a result, the Swap Transaction related to Enel Chile ADSs will terminate and settle on or about May 13, 2020, pursuant to which Enel will acquire 6,224,990 Enel Chile ADSs from the financial institution. The amount payable for the Enel Chile ADSs that Enel will acquire will be approximately US$4.59 per ADS. Enel is considered to have beneficial ownership of the Enel Chile ADSs related to such Swap Transaction and, accordingly, the shares of Enel Chile’s Common Stock underlying such ADSs are reflected in the amounts shown on the cover page and in Item 5 above.

On April 27, 2020, the financial institution completed establishing its hedge with respect to the Swap Transaction related to Enel Chile Common Stock. On May 5, 2020, Enel elected to settle the Swap Transaction related to Enel Chile Common Stock through an auctioneer auction (remate martillero) or an electronic auction on the Santiago Stock Exchange. The auction took place on May 8, 2020. As the highest bidder in the auction, Enel will receive 1,502,106,759 shares of Enel Chile Common Stock on or about May 13, 2020. The amount payable for the shares of Enel Chile Common Stock will be 63.10 Chilean pesos per share (approximately US$0.08 per share). The Swap Transaction related to Enel Chile Common Stock will terminate following settlement of the shares of Enel Chile Common Stock.

On May 4, 2020, the financial institution completed establishing its hedge with respect to the Second ADS Swap Transaction. As a result, the Second ADS Swap Transaction will terminate and settle on or about July 6, 2020, pursuant to which Enel will acquire 5,232,809 Enel Chile ADSs from the financial institution. The amount payable for the Enel Chile ADSs that Enel will acquire will be approximately US$3.61 per ADS. Enel is considered to have beneficial ownership of the Enel Chile ADSs related to the Second ADS Swap Transaction and, accordingly, the shares of Enel Chile’s Common Stock underlying such ADSs are reflected in the amounts shown on the cover page and in Item 5 above.

Prior to settlement, Enel will not have any right to dispose of or vote any shares of Enel Chile Common Stock or Enel Chile ADSs acquired or held by such financial institution as a hedge in connection with either Swap Transaction or the Second ADS Swap Transaction, as applicable.

Except as described above or elsewhere in this Amendment, neither the Reporting Person, nor to its knowledge, any executive officer or director of the Reporting Person, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2020	ENEL S.p.A.

	By:	/s/ Joaquin Valcarcel Martinez
		Name:	Joaquin Valcarcel Martinez
		Title:	Head of M&A Legal Affairs and Litigations